UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-73282
NORTHERN BORDER PIPELINE COMPANY
(Exact name of registrant as specified in its charter)
13710 FNB Parkway
Omaha, NE 68154-5200
(402) 492-7300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
7.50% Senior Notes due 2021, Series A
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 16
     Pursuant to the requirements of the Securities Exchange Act of 1934, Northern Border Pipeline Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

	By:	TransCanada Northern Border Inc., its Operator
Date: November 16, 2007	By:	/s/ Patricia M. Wiederholt
Patricia M. Wiederholt
Principal Financial Officer and Controller